Exhibit 12
THE LACLEDE GROUP, INC. AND SUBSIDIARY COMPANIES

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended September 30,
	2007	2006	2005	2004	2003
(Thousands of Dollars)

Income before interest charges and income taxes	$112,078	$108,783	$91,435	$84,196	$80,270
Add: One third of applicable rentals charged to operating expense (which approximates the interest factor)	4,710	4,514	3,250	2,333	2,873
Total Earnings	$116,788	$113,297	$94,685	$86,529	$83,143

Interest on long-term debt	$22,502	$22,329	$22,835	$22,010	$20,169
Other Interest	14,727	13,850	7,714	6,804	6,802
Add: One third of applicable rentals charged to operating expense (which approximates the interest factor)	4,710	4,514	3,250	2,333	2,873
Total Fixed Charges	$41,939	$40,693	$33,799	$31,147	$29,844

Ratio of Earnings to Fixed Charges	2.78	2.78	2.80	2.78	2.79

LACLEDE GAS COMPANY

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended September 30,
	2007	2006	2005	2004	2003
(Thousands of Dollars)

Income before interest charges and income taxes	$80,134	$72,077	$72,092	$73,956	$76,274
Add: One third of applicable rentals charged to operating expense (which approximates the interest factor)	1,485	1,291	938	538	457
Total Earnings	$81,619	$73,368	$73,030	$74,494	$76,731

Interest on long-term debt	$22,502	$22,329	$22,835	$22,010	$20,169
Other Interest	11,101	10,236	4,076	3,192	3,752
Add: One third of applicable rentals charged to operating expense (which approximates the interest factor)	1,485	1,291	938	538	457
Total Fixed Charges	$35,088	$33,856	$27,849	$25,740	$24,378

Ratio of Earnings to Fixed Charges	2.33	2.17	2.62	2.89	3.15